UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
InnaMed, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 16, 2016

Physical address of issuer
3401 Grays Ferry Ave. Bldg 176, Philadelphia, PA 19146

Website of issuer
https://www.InnaMed.com/

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$882,560.00	$124,271.00
Cash & Cash Equivalents	$844,551.00	$80,049.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$3,426.00	$384.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$237,435.00	$40,000.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$474,753.00	-$414,407.00

March 30, 2020

FORM C-AR

InnaMed, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by InnaMed, Inc., a Delaware corporation (the "***Company***", "***InnaMed***", as well as references to "***we***", "***us***", or "***our***"), to current investors for the sole purpose of complying with annual reporting requirements set forth by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.InnaMed.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202 b) of Regulation CF 5227202 b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 30, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SEECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto.

InnaMed, Inc. (the "***Company***" or "***InnaMed***") is a Delaware corporation, formed on May 16, 2016.

The Company is located at 3401 Grays Ferry Ave. Bldg 176, Philadelphia, PA 19146.

The Company's website is https://www.InnaMed.com/.
The information available on or through our website is not a part of this Form C-AR.

The Business
InnaMed is a Philadelphia-based precision medicine company developing an at-home blood testing device that will allow patients to frequently quantify proteins, clinical chemistries or therapeutics. The company plans to commercialize its home blood testing products for clinical and pharma applications and will develop decision-support software for physicians to leverage the resulting high-resolution biological data. The company is initially focused on optimizing the use of guideline directed therapies in heart failure. In addition to heart failure, the company plans to expand into transplant, metabolic and endocrine indications as well, with the broader goal of improving outcomes and reducing costs for healthcare systems.

RISK FACTORS

<u>**Risks Related to the Company's Business and Industry**</u>

We are a life science company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, make it difficult to assess our future viability.
Our products have not been cleared yet by the FDA and further human studies are needed to support a home intended use environment for our products. Life science product development is a costly and lengthy undertaking and involves a high degree of risk. We have not yet sought FDA 510(k) clearance of any products and therefore have no products cleared for commercial sale or home use and have incurred losses in each year since our inception in May 2016. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the life science industry.

We have only recently engaged FDA via a presubmission meeting and have only performed preliminary pre-clinical validation of some of our products in spiked buffer, spiked serum and patient serum and whole blood samples.

We have had significant operating losses since our inception. Our net loss for the years ended December 31, 2019 and 2018, was $474,260.00 and $414,407.00, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our products. In addition, other unanticipated costs may arise.

We expect our existing capital resources will fund our planned operating expenses through 2020. However, our operating plans may change as a result of factors currently unknown to us, and we may need to seek additional funds soon, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of burdensome debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or proprietary rights. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future unless and until our products are clinically tested and cleared for commercialization and successfully marketed.

Our business is dependent on the successful development, regulatory clearance, and commercialization of our products, all of which are in early stages of development and none of which have been tested on a human subject.
We have no products cleared for sale and commercialization and are in early stages of development. Our lead products, the TeleLab and the disease-specific test cartridges have not yet received a Class II medical

device 510(k) clearance by the FDA. The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory clearance and commercialization of our product pipeline. However, given our early stage of development, it may take a couple of years, if we succeed at all, before we have demonstrated the safety and efficacy of our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Eshwar Inapuri, Anup Singh, who are the founders and Directors of the Company, respectively, as well as Dr. Kenneth Fang who serves as the acting Chief Medical Officer of the Company. The loss of Eshwar Inapuri, Anup Singh, or Dr. Kenneth Fang or any member of the board of directors or any other officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Eshwar Inapuri, Anup Singh, and Dr. Kenneth Fang in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Eshwar Inapuri, Anup Singh, and Dr. Kenneth Fang die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

To date, the Company relies on external financing.
We are a startup Company and our business model currently focuses on innovation rather than generating revenue. Additionally, we have $780k in milestone-based pharma and government contracts. While we intend to generate greater revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that we have sufficient cash to satisfy our contemplated requirements through the end of this year, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

• 	The cost of expanding our operations;
• 	The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
• 	The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We are dependent on outside suppliers for all of our manufacturing supplies.
We rely on outside suppliers for all of our manufacturing supplies, parts and components. Although we believe we could develop alternative sources of supply for most of these components within a reasonable period of time, there can be no assurance that, in the future, our current or alternative sources will be able to meet all of our demands on a timely basis. Unavailability of necessary components could require us to re-engineer our products to accommodate available substitutions which could increase costs to us and/or have a material adverse effect on manufacturing schedules, products performance and market acceptance. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We might not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all. If we fail to obtain a supplier for the components of our products, our operations could be disrupted.

The diagnostic industry is subject to rapidly changing technology which could make the TeleLab, cartridges, and other tests we are commercializing or developing obsolete unless we continue to develop and manufacture new and improved tests and pursue new market opportunities.
Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make our products obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. Our inability to gain market acceptance of new tests could harm our future operating results. Further, if new research or clinical evidence or economic comparative evidence arises that supports alternative methods to conduct molecular health analytics, the demand for our product could decline.

7

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products, and here in particular the healthcare and life science industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete

effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our result of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered. We cannot predict which healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payers. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

Risk Related to Our Intellectual Property

Our proprietary rights may not adequately protect our technologies and products.
Our commercial success will depend on our ability to obtain patents and/or regulatory exclusivity and maintain adequate protection for our technologies and products in the United States and other countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We intend to apply for additional patents covering both our technologies and products, as we deem appropriate. We may, however, fail to apply for patents on important technologies or products in a timely fashion, if at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, the patent positions of life science industry companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

- we were the first to make the inventions covered by each of our issued patents and pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any of our patents will be valid or enforceable;
- any patents issued to us will provide us with any competitive advantages, or will not be challenged by third parties; and
- we will develop additional proprietary technologies that are patentable, or the patents of others will not have an adverse effect on our business.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. We also rely on trade secrets to protect some of our technology, especially where it is believed that patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.
Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and enforce patent and trademark protections relating to our technology. While we believe that the protection of patents and trademarks is important to our business, we also rely on a combination of copyright, trade secret, nondisclosure and confidentiality agreements, know-how and continuing technological innovation to maintain our competitive position. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our intellectual property rights. This could result in the rejection or invalidation of our existing and future patents. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could materially harm our business and financial condition. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We may not be able to protect our intellectual property rights throughout the world.
The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and

defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

The patent protection for our products may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our products have varying expiration dates and, when these patents expire, we may be subject to increased competition and we may not be able to recover our development costs. In some of the larger economic territories, such as the United States and Europe, patent term extension/restoration may be available. We cannot, however, be certain that an extension will be granted or, if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be.

If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our services. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

BUSINESS

Description of the Business

InnaMed is a Philadelphia-based precision medicine company developing an at-home blood testing platform that allows patients to frequently quantify proteins, clinical chemistries or therapeutics. The company plans to commercialize its home blood testing products for clinical and pharma applications and is developing clinical decision-support software for physicians to leverage the resulting high-resolution biological data. The company is initially focused on optimizing the use of guideline directed therapies in heart failure. In addition to heart failure, the company is developing technology assets to expand into transplant, metabolic and endocrine indications as well.

Business Plan

InnaMed's at-home blood testing products will be offered on a prescription basis. Physicians will be able to prescribe courses of testing to monitor patients while implementing new therapies, changing existing therapies or addressing acute symptoms. InnaMed aims to contract with risk-bearing clinical entities and payers to generate revenue.

History of the Business
The Company was founded in 2016 by a group of University of Pennsylvania students. The Company attended the BoomTown Health Accelerator in the summer of 2016 and the YCombinator accelerator in the winter of 2017 (the "*YC Accelerator*"). The Company has raised over ~$2M in funding and is headquarters in Philadelphia 7 full-time employees.

The Company's Products

Product / Service	Description	Current Market
InnaMed TeleLab device and associated disposable testing cartridges (e.g., TeleKidney).	The product will enable at-home blood testing of at-risk patients.	The first target market is patients with heart failure of which there are over 6 million in the U.S.

No products are currently on the market as the company is still in research and development phase and will need regulatory clearance by the FDA prior to marketing. However, the company is currently working with big pharma and the government to co-develop mutually beneficial solutions using its technology.

Competition
InnaMed's main competitors are Nanogenecs, located in Canada, and Cardio-Renal, located in France. These companies are still in the early stages of developing comprehensive at-home blood testing solutions, and neither of them have received FDA clearance.

Other competitors looking to provide solutions for heart failure management include HRS solutions and Sensible Medical. InnaMed sees its solution as being more central to therapy management than these other competitors that are focusing on IoT products and wearable devices.

The markets in which our products are sold are competitive. Our products may compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we may compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
InnaMed's customers are pharmaceutical companies and contract research organizations, risk -bearing clinical entities and payers.

Suppliers
In current trials and development, InnaMed's blood tests use commonly available chemical reagents from large suppliers such as ThermoFisher and SigmaAldrich as well as more custom reagents synthesized by long established partners such as Integrated DNA Technologies, Biosearch and Bio-Synthesis. InnaMed also uses off the shelf hardware from PalmSens, Basi and CH Instruments as well as custom hardware from Conductive Technologies and Deposition Research Labs. InnaMed's blood sampling technology will be supplied by partners Tasso and/or 7sbio. All items are readily available and InnaMed has an established relationship with all listed suppliers as well as contingency suppliers.

Intellectual Property
InnaMed has exclusively licensed three technologies: the electrochemical proximity assay, the differential circuit for background correction in electrochemical measurements and the nanostructure for electrochemical sensing of a broad range of analytes from Auburn University that allow the company to measure small molecules, peptides, proteins and antibodies in complex samples such as serum, plasma or whole blood. InnaMed has also filed a patent on aptamers for measuring lipoprotein levels. InnaMed has filed and plans to continue to file several more patents in the coming year to cover additional aptamer reagents, measurement hardware, analysis software and other product components.

The Company has filed patent applications for the below.

Patents and Provisional Patent Applications

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT Application number: PCT/US2018/021773	DIFFERENTIAL CIRCUIT FOR BACKGROUND CORRECTION IN ELECTROCHEMICAL MEASUREMENTS	systems and methods for electrochemical detection of a target molecule	March 9, 2017	N/A	US
Application number: US13/650,303	ELECTROCHEMICAL PROXIMITY ASSAY	Electrochemical proximity assay (ECPA)	October 12, 2012	May 10, 2016	US
Application number: US16/440,113	NANOSTRUCTURE FOR ELECTROCHEMICAL SENSING OF A BROAD RANGE OF ANALYTES	DNA Nanostructure for single step electrochemical analyte measurement	June 13, 2018	N/A	US
PCT Application number: PCT/US18/40966	Aptamers for Measuring Lipoprotein Levels	Aptamers for binding and measuring LDL-P levels	July 6, 2018	N/A	US

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

In addition, use of the Company's products by patients and healthcare facilities for medical purposes requires clearance by regulatory bodies such as the FDA. InnaMed has attended a pre-submission meeting with the FDA to discuss the regulatory pathway for its products. The FDA has indicated that InnaMed's products will most likely be classified as Class II medical devices requiring a 510(k)-submission demonstrating equivalent performance to an appropriate predicate device. In addition to these regulatory requirements, other quality standards and FCC requirements must be met.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 3401 Grays Ferry Ave. Bldg 176, Philadelphia, PA 19104. The Company conducts business in Philadelphia. The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. *Acting** means engaged in that capacity, but not formally appointed by the Company and its Directors.

Name
Eshwar Inapuri

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President and *Acting** Chief Executive Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eshwar is a full-time employee that manages all legal, financial, HR and product development related operations. Eshwar focuses on developing both hardware and software products to support the company's technology platforms. Eshwar contributes to scientific R&D and business development efforts as well. Manufacturing, peer-reviewed publications and regulatory matters also fall under his purview.

Education
Bachelor of Applied Science in Biomedical Science from the University of Pennsylvania. Previous academic research experience in bioengineering.

Name
Anup Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Secretary and *Acting** Chief Science Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Anup is a full-time employee that manages all scientific R&D operations. Anup focuses on developing new assays and troubleshooting problems and validating solutions on the company's analytical chemistry technology platforms. Anup also contributes to business development efforts, nondilutive grant acquisition, peer-reviewed publication and regulatory engagement.

Education
BA and MS in Physics and Biophysics from the University of Pennsylvania. Previous academic research experience in bioengineering.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eshwar Inapuri

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President and *Acting** Chief Executive Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eshwar is a full-time employee that manages all legal, financial, HR and product development related operations. Eshwar focuses on developing both hardware and software products to support the company's

technology platforms. Eshwar contributes to scientific R&D and business development efforts as well. Manufacturing, peer-reviewed publications and regulatory matters also fall under his purview.

Education
Bachelor of Applied Science in Biomedical Science from the University of Pennsylvania. Previous academic research experience in bioengineering.

Name
Anup Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Secretary and *Acting** Chief Science Officer: May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Anup is a full-time employee that manages all scientific R&D operations. Anup focuses on developing new assays and troubleshooting problems and validating solutions on the company's analytical chemistry technology platforms. Anup also contributes to business development efforts, nondilutive grant acquisition, peer-reviewed publication and regulatory engagement.

Education
BA and MS in Physics and Biophysics from the University of Pennsylvania. Previous academic research experience in bioengineering.

Name
Alan Jernigan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Acting* Chief Commercial Officer: September 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Alan Jernigan, MBA is the *acting** Chief Commercial Officer (CCO) at InnaMed. Alan is a remote consultant that provides high level direction on fundraising, business development, manufacturing and regulatory matters. Alan focuses on early revenue via pharmaceutical, veterinary and government contracts. Alan was previously CEO of diagnostics startups EDP Biotech, and EZDx. Prior to that, he was CCO of ONE Lambda and was a commercial executive at Abbott, Roche, and ThromboVision Inc.

Education
BS in Business Administration at Oklahoma State University and MBA at Oklahoma City University. Previous executive experience as President and CEO of EDP Biotech, President and CEO at EZDx and CCO at One Lambda.

Name
Dr. Kenneth Fang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Acting* Chief Medical Officer: July 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kenneth Fang, MD is the *acting** Chief Medical Officer (CMO) of InnaMed. Previously, Ken served as CMO of Diadexus, a public company that was focused on commercializing cardiovascular diagnostics. Prior to that, Ken served as CMO for Integrated Diagnostics, a blood-based lung cancer detection company. Earlier, as Senior Director of Clinical Development at CareDx ($CDNA) he worked on heart transplant diagnostics. Before industry, Ken was an Assistant Clinical Professor at UCSF School of Medicine.

Education
Ken completed his BA in biochemistry and MD at the University of Pennsylvania.

Indemnification
Pursuant to the Bylaws of InnaMed, Inc. (the "***Bylaws***"), adopted on May 18, 2016, indemnification is authorized by the Company to directors and officers acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees, judgments, fines, settlement and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company.

Employees
The Company currently has 7 employees in the state of the state of Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 10,000,000 shares of a single class of capital stock with a par value of $0.0001 per share (the "***Common Stock***"), pursuant to the Company's Certificate of Amendment of Certificate of Incorporation, filed on May 18, 2016 (the "***Amended COI***").

The Company has issued the following outstanding Securities:

Common Stock
On May 18, 2016, pursuant to a Common Stock Purchase Agreement, the company's three original founders purchased 3,950,000 shares of the Company's Common Stock at a purchase price of $0.0001 per share for the aggregate proceeds of $395.00, subject to vesting. Subsequently, on April 6, 2017, one of the founders was issued an additional 350,000 shares of Common Stock at a purchase price of $0.0001 for the aggregate proceeds of $35.00, subject to vesting. Of the 4,300,000 shares issued, 3,400,000 have vested, 0 remain subject to vesting, and 900,000 were forfeited. These offerings of the Company's Common Stock were conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds of this offering were used for research and development.

On May 19, 2016, pursuant to a Stock Purchase Agreement, Boomtown Health Tech Fund I LLC was granted 300,000 shares of the Company's Common Stock in return for an award of $20,000.00. This offering of the Company's Common Stock was conducted in reliance on Section 4(a) of the Securities Act. The shares were fully vested at the time of purchase. The proceeds of this offering were used for research and development and office space.

On November 17, 2016, pursuant to a Common Stock Purchase Agreement, Y Combinator Investments, LLC Series W17 purchased 275,298 shares of the Company's Common Stock at a purchase price of $0.0001 per share for aggregate proceeds of $27.53. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act These shares were fully vested at the time of purchase. The proceeds of this offering were used for research and development.

As of the date of this Form C, there are 3,975,298 shares of Common Stock issued and outstanding.

Equity Compensation Plan

On May 18, 2016, the Company adopted and approved its 2016 Equity Compensation Plan (the "***Plan***") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of the Company's business. Awards granted under the Plan may be in the form of Incentive Stock Options, Nonstatutory Stock Options or Restricted Stock as determined by the administrator at the time of grant. The aggregate number of shares the Company's Common Stock that may be issued pursuant to the Plan shall not exceed 750,000 shares.

Options Issued under the Plan

The Company has issued four Incentive Stock Option grants and six Nonstatutory Stock Option grants pursuant to the Plan for the aggregate purchase of 333,500 shares of the Company's Common Stock at an exercise price of $0.01 per share with various vesting schedules (collectively, the "***Options***"), of which 245,162 Options have vested and 88,338 Options are subject to vesting. 416,500 shares of Common Stock remain available for grant under the Plan.

The exercise of the outstanding Options to purchase 333,500 shares of Common Stock, or the repurchase by the Company of any options subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Convertible Securities

The Company has raised $2,226,372.47 in convertible securities, and a summary of terms of such securities are described below.

KISS Agreement

On August 18, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with GWC Innovator Fund LP for $20,000.00 under Section 4(a)(2) of the Securities Act. The instrument has no set maturity or interest rate. The material terms of the KISS are as follows:

- If and upon a qualified financing where the Company sells preferred stock for the total proceeds of $1,000,000 or greater, the instrument's face value will automatically convert into a number of conversion shares equal to quotient obtained by dividing $20,000 by the lower of (a) the product of one (i) minus the 0% and (ii) the price paid per share for preferred stock by investors in such financing, or (b) the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the closing of such financing. The conversion shares shall be in a shadow series and on the same terms and conditions applicable to the preferred stock sold in such financing.

- If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, at the holder's election the KISS becomes convertible into a number of conversion shares equal to the quotient obtained by dividing $20,000 by the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the closing of the corporate transaction; or the holder shall be paid the $40,000. Such distribution in this case would take priority over any other cash distributions.

- If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into an amount equal to dividing $20,000 by the quotient resulting from dividing $2,000,000 by the fully-diluted capitalization immediately prior to the conversion.

The use of proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. Currently, the KISS has not been converted and remains outstanding in the full principal amount.

Y Combinator Convertible Security

On November 17, 2016, the Company issued a Convertible Security in the amount of $19,972.47 to Y Combinator Investments, LLC Series W17 in an exempt offering under Section 4(a)(2) of the Securities Act. The Convertible Security is convertible, upon notice of cancellation by the holder, into a number of fully paid and nonassessable shares, equal to the quotient obtained by dividing (a) the $19,972.47 by (b) the Purchase Price, having the same terms as those agreements entered into by the other purchasers of the preferred stock. The "**Purchase Price**" means price per share of equity securities sold to investors in a Qualified Equity Financing. A "**Qualified Equity Financing**" is an equity financing with the principal purpose of raising capital pursuant to which the Company sells shares of its preferred stock that, when combined with shares of preferred stock sold in previous equity financings, total an aggregate sales price of not less than $5,000,000 (including all convertible securities but excluding this instrument).

Currently, the Y Combinator Convertible Security is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. The conversion of this instrument may limit, dilute or qualify the Crowd SAFEs issued in this Offering as a result of certain purchase rights granted to its holders.

YCVC Fund SAFE Offering
On January 1, 2017, the Company issued a single SAFE to YCVC Fund in exchange for $100,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. In connection with this offering, the investor also received participation and information rights, entitling it purchase its pro rata share of any equity securities or convertible securities issued by the Company in a future equity financing with an implied post-money valuation of not less than $100 million.

The SAFE converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation with a sales price of not less than $250,000 (an "**Equity Financing**"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to $100,000 divided by the quotient resulting from dividing $10,000,000 by the Company Capitalization. "**Safe Preferred Stock**" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of preferred stock sold in such Equity Financing, other than with respect to the per share liquidation preference and the conversion price for purposes of price-based antidilution protection, which will equal the Safe Price, and the basis for any dividend rights, which will be based on such Safe Price. "**Safe Price**" means the price per share equal to $10,000,000 divided by the Company Capitalization. "**Company Capitalization**" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of (A) all outstanding vested and unvested options or warrants and (B) outstanding converting securities; and (2) to the extent not already included in (1)(A) above, all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company in effect immediately prior to the time of determination, and any equity incentive or similar plan created or increased in connection with the Equity Financing.

If there is a change of control or IPO (each a "**Liquidity Event**") before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to $100,000 (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the $100,000 divided by the Liquidity Price, if the holder fails to select the cash option. "**Liquidity Price**" means the price per share equal to the $10,000,000 divided by the Liquidity Capitalization. "**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock outstanding (on an as-converted basis), assuming exercise or conversion of outstanding (i) vested and unvested options or warrants and (ii) converting securities, but excluding all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event.

Currently, the YCVC Fund SAFE is outstanding and has not been converted into equity securities in the Company. The proceeds of this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. The conversion of this instrument may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

2017 SAFE Offering
Between March 20, 2017 and August 9, 2017, the Company issued eight Simple Agreements for Future Equity (SAFEs) to eight investors for the aggregate investment amount of $665,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses.

The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "***Equity Financing***"), at which time the Company will automatically issue to the investors (1) a number of shares of Standard Preferred Stock equal to each investor's purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. The "***Valuation Cap***" means $10,000,000.00. "***Safe Preferred Stock***" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price. "***Standard Preferred Stock***" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO (each a "***Liquidity Event***") before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "***Liquidity Price***" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. "***Liquidity Capitalization***" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Currently, SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Angel SAFE Offering
Between February 15, 2017 and October 22, 2018, the Company issued two Simple Agreements for Future Equity (SAFEs) to two investors for the aggregate investment amount of $150,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were used applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses. In connection with this offering, the investors also received participation rights, entitling them purchase their pro rata share of any equity securities or convertible securities issued by the Company after the Equity Financing (defined below).

The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "***Equity Financing***"), at which time the Company will automatically issue to the investors (1) a number of shares of Safe Preferred Stock equal to each investor's purchase amount divided by the Conversion Price (defined below).

"***Safe Preferred Stock***" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"***Conversion Price***" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"***Safe Price***" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"***Valuation Cap***" means $9,000,000.00.

"***Discount Price***" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied 80%.

"***Company Capitalization***" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"***Standard Preferred Stock***" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO (each a "***Liquidity Event***") before the expiration or termination of this instrument, each investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "*Liquidity Price*" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of this instrument, the Company will pay an amount equal to the purchase amount prior or contemporaneously with such event. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Currently, SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Post-Money Valuation Cap with Discount SAFE
On February 12, 2019, the Company issued a single Simple Agreements for Future Equity (SAFE) to a single investor for the aggregate investment amount of $50,000.00 in an exempt offering under Section 4(a)(2)/ of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses.

The SAFE automatically converts upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "*Equity Financing*"), at which time the Company will automatically issue to the investor a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Conversion Price (defined below).

"*Safe Preferred Stock*" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"*Conversion Price*" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"*Safe Price*" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"*Post-Money Valuation Cap*" means $9,000,000.00.

"*Discount Price*" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied 80%.

"*Company Capitalization*" is calculated immediately prior to the Equity Financing (without double counting) and (i) includes all shares of capital stock issued and outstanding; (ii) includes all converting securities; (iii) includes all (i) issued and outstanding options and (ii) promised options; (iii) includes the Unissued Option Pool; and (iv) excludes, notwithstanding the foregoing, any increases to the unissued option Pool (except to the extent necessary to cover promised options that exceed the unissued option pool) in connection with the Equity Financing.

"***Standard Preferred Stock***" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO before the termination of these securities, the holder will automatically be entitled to receive a portion of proceeds immediately prior to, or concurrent with, the consummation of such event, in an amount equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price.

If there is a dissolution event (not including a change of control or IPO) before the termination of these instruments, the holders will automatically be entitled to receive a portion of proceeds equal to the holder's purchase amount, due and payable to the holder immediately prior to the consummation of the dissolution event.

"***Liquidity Price***" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"***Liquidity Capitalization***" is calculated as of immediately prior to the Liquidity Event, and (without double counting and (i) includes all shares of Capital Stock issued and outstanding; (ii) includes all (a) issued and outstanding options and (b) to the extent receiving proceeds, promised options; (iii) includes all converting securities, other than any SAFEs and other convertible securities (including without limitation shares of preferred stock) where the holders of such securities are receiving cash-out Amounts or similar liquidation preference payments in lieu of conversion amounts or similar "as-converted" payments; and (iv) excludes the unissued option pool.

Currently, SAFE is outstanding and has not been converted into equity securities in the Company. The conversion of the SAFE may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Post-Money Valuation Cap SAFE
Between June 6, 2019 and July 30, 2019, the Company issued five Simple Agreements for Future Equity (SAFEs) to five investors for the aggregate investment amount of $110,000.00 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses.

The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "***Equity Financing***"), at which time the Company will automatically issue to the investors (1) a number of shares of Standard Preferred Stock equal to each investor's purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

"***Safe Preferred Stock***" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"***Safe Price***" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"***Post-Money Valuation Cap***" means $12,000,000.00.

"***Company Capitalization***" is calculated immediately prior to the Equity Financing (without double counting) and (i) includes all shares of capital stock issued and outstanding; (ii) includes all converting securities; (iii) includes all (i) issued and outstanding options and (ii) promised options; (iii) includes the Unissued Option Pool; and (iv) excludes, notwithstanding the foregoing, any increases to the unissued option Pool (except to the extent necessary to cover promised options that exceed the unissued option pool) in connection with the Equity Financing.

"***Standard Preferred Stock***" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

If there is a change of control or IPO before the termination of these securities, the holder will automatically be entitled to receive a portion of proceeds immediately prior to, or concurrent with, the consummation of such event, in an amount equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price.

If there is a dissolution event (not including a change of control or IPO) before the termination of these instruments, the holders will automatically be entitled to receive a portion of proceeds equal to the holder's purchase amount, due and payable to the holder immediately prior to the consummation of the dissolution event.

"***Liquidity Price***" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"***Liquidity Capitalization***" is calculated as of immediately prior to the Liquidity Event, and (without double counting and (i) includes all shares of Capital Stock issued and outstanding; (ii) includes all (a) issued and outstanding options and (b) to the extent receiving proceeds, promised options; (iii) includes all converting securities, other than any SAFEs and other convertible securities (including without limitation shares of preferred stock) where the holders of such securities are receiving cash-out Amounts or similar liquidation preference payments in lieu of conversion amounts or similar "as-converted" payments; and (iv) excludes the unissued option pool.

Currently, SAFE is outstanding and has not been converted into equity securities in the Company. The conversion of the SAFE may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Post-Money Valuation Crowd SAFE
On November 1, 2019 the Company issued 2,441 Crowdfunding Simple Agreements for Future Equity (Crowd SAFEs) to 2,441 investors for the aggregate investment amount of $1,091,374.66 in an exempt offering under Section 4(a)(2) of the Securities Act. The proceeds from this offering were applied towards research and development, payroll, consulting services, office, travel, legal, accounting, marketing and/or general operating expenses.

If a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (the "***First Equity Financing***") occurs, the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Preferred Stock**" means the preferred stock of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

       (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

       (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

       (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

       "***Post-Money Valuation Cap***" means $9,000,000.00.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Currently, SAFE is outstanding and has not been converted into equity securities in the Company. The conversion of the SAFE may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Debt
The Company has a single Brex credit card account that provides monthly liquidity (i.e., it automatically withdraws the borrowed amount from the Company bank account at the end of each month with no fees or interest rates).

The Company has entered into loans with its founders for housing related expenses during the founders' stays in San Francisco during the YC Accelerator program. As of the date of this Form C, $2,531.03 is owed by Eshwar Inapuri and $9,540.22 by Anup Singh. These amounts may be recategorized on the Company's books in the future.

Valuation
The Securities being sold in this Offering are Crowd SAFE Units that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The majority of the Company is owned by two people: Eshwar Inapuri and Anup Singh.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Eshwar Inapuri	54.08%
Anup Singh	25.16%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as [Exhibit A].

Operations
The company's current revenue comes from technology development contracts with the U.S. Government and pharmaceutical companies. Currently the company projects $780k or more in milestone-based contract revenue in 2020.

The Company does not expect to achieve profitability in the next 12 months.

The Company incurred total operating expenses of $474,260.00 and $414,407.00 for the years ended December 31, 2019 and 2018, respectively. In 2018, the Company generated $40,000 in revenue. In 2019, the Company generated $237,435.00 in revenue.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $313,565.00 and $221,506.00 for the years ended December 31, 2019 and 2018, respectively.

Research & Development
The Company expenses the cost of research & development as incurred and aggregated $156,321.00 and $107,117.00 for the years ended December 31, 2019 and 2018, respectively.

Liquidity and Capital Resources

On November 1st, 2019 the Company finalized an offering pursuant to Regulation CF and raised $1,069,975.16 of which some was.

The Company has additional sources of capital other than the proceeds from the Offering. See the 'CAPITALIZATION AND OWNERSHIP' Section above.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock up period and may not be sold for up to 180 day following such IPO.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

The Company has entered into loans with its founders for housing related expenses during the founders' stays in San Francisco during the YC Accelerator program. As of the date of this Form C, $2,531.03 is owed by Eshwar Inapuri and $9,540.22 by Anup Singh. These amounts may be recategorized on the Company's books in the future.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Eshwar Inapuri
(Signature)

Eshwar Inapuri
(Name)

Director, President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Eshwar Inapuri
(Signature)

Eshwar Inapuri
(Name)

Director, President
(Title)

April 22, 2020
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anup Singh
_____
(Signature)

Anup Singh
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Anup Singh
_____
(Signature)

Anup Singh
_____
(Name)

Director
_____
(Title)

April 22, 2020
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements

InnaMed, Inc.

Financial Statements

December 31, 2019 and 2018

TABLE OF CONTENTS

InnaMed, Inc.
Comparative Balance Sheet
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current assets		
Cash and cash equivalents	$ 844,551	$ 80,049
Total current assets	844,551	80,049
Equipment, net	3,103	4,999
Intangible and other assets		
Intangible assets, net	22,853	24,160
Loan to shareholders	12,028	12,028
Subscription receivable	35	35
Security deposit	-	3,000
Total intangible and other assets	34,906	39,223
Total assets	$ 882,560	$ 124,271
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued expenses	$ 3,426	$ 384
Total current liabilities	3,426	384
Total liabilities	3,426	384
Stockholders' equity		
Common stock, $0.0001 par value per share, 10,000,000 shares authorized; 4,875,298 shares issued, 3,625,298 shares outstanding	453	453
Treasury stock, 900,000 shares	(90)	(90)
Subscribed common stock, 350,000 shares subscribed	35	35
Additional paid-in capital	20,789	20,789
SAFE Instruments	2,164,972	934,972
KISS Instruments	20,000	20,000
Accumulated deficit	(1,327,025)	(852,272)
Total stockholders' equity	879,134	123,887
Total liabilities and stockholders' equity	$ 882,560	$ 124,271

(See accompanying notes to financial statements)

InnaMed, Inc.
Statements of Operations
Years ended December 31, 2019 and 2018

	2019	2018
Revenue	$ 237,435	$ 40,000
Less: Operating expenses		
General and administrative expenses	313,565	221,506
Salaries, employee benefits and wages	242,302	125,784
Research and development	156,321	107,117
Total operating expenses	712,188	454,407
Operating loss	(474,753)	(414,407)
Provision for income taxes	-	-
Net comprehensive loss	$ (474,260)	$ (414,407)

(See accompanying notes to financial statements)

InnaMed, Inc.
Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2019 and 2018

	Common Stock		Additional	Subscribed	Treasury	SAFE	KISS	Accumulated	
	Shares	Amount	Paid-In Capital	Common Stock	Shares	Instruments	Instruments	Deficit	Total
Balance, January 1, 2018	4,525,298	$ 453	$ 20,789	$ 35	$ (90)	$ 834,972	$ 20,000	$ (437,856)	$ 438,294
Prior year adjustment	-	-	-	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-	-	-	-
Issuance of subscribed common stock	-	-	-	-	-	-	-	-	-
Repurchase of stock	-	-	-	-	-	-	-	-	-
Issuance of SAFE Instruments	-	-	-	-	-	100,000	-	-	100,000
Net comprehensive loss	-	-	-	-	-	-	-	(414,407)	(414,407)
Balance, December 31, 2018	4,525,298	453	20,789	35	(90)	934,972	20,000	(852,272)	123,887
Issuance of SAFE Instruments	-	-	-	-	-	1,230,000	-	-	-
Net comprehensive loss	-	-	-	-	-	-	-	(474,753)	755,247
Balance, December 31, 2019	4,525,298	$ 453	$ 20,789	$ 35	$ (90)	$ 2,164,972	$ 20,000	$ (1,327,025)	$ 879,134

(See accompanying notes to financial statements)

InnaMed, Inc.
Statements of Cash Flows
Years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net Loss	$ (474,753)	$ (414,407)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	3,633	2,338
Increase/(Decrease) in:		
Accrued expense	3,042	-
Loans to shareholders	-	18,166
Net Cash used in operating activities	(468,078)	(393,519)
Cash flows from investing activities		
Security deposit	3,000	-
Acquisition of intangible assets	(420)	(20,186)
Net cash used in investing activities	2,580	(20,186)
Cash flows from financing activities		
Increase in SAFE	1,230,000	100,000
Net cash provided by financing activities	1,230,000	100,000
Net cash and cash equivalents decrease/(increase) for the period	764,502	(313,705)
Cash and cash equivalents, beginning of year	80,049	393,754
Cash and cash equivalents, end of year	$ 844,551	$ 80,049

(See accompanying notes to financial statements)

InnaMed, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LINE OF BUSINESS

Line of business
InnaMed, Inc. (the "Company") was incorporated in Delaware on May 16, 2016. It develops and offers HealthScale, a blood testing device that can be used to personally track and manage various health indicators. The Company also provides a range of disposable general health tests, pregnancy and fertility tests, chronic disease management tests, fitness tests, and infectious disease diagnostic tests and provides services to various clients.

Basis of accounting
These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period they are earned. Expenses are recognized in the period in which they are incurred.

Going concern assumption
These financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current, and sometimes future, economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates consist primarily of the useful lives of equipment and fair value of stock options.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consists primarily of cash and cash equivalents. The Company maintains its cash in bank demand deposits, which, at times, may exceed federally insured limits. Such accounts are with financial institutions that management believes to be creditworthy. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk of loss.

Revenue recognition
Revenue will be recognized upon completion of service and payment is reasonably assured.

7

Equipment
The Company capitalizes all equipment with a cost greater than $2,500 and an estimated useful life in excess of one year. Equipment is carried at cost. Major repairs, which extend the useful life of a fixed asset, are capitalized, and ordinary repairs and maintenance are charged to expense as incurred. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered, the Company, using its best estimates and projections, reviews for impairment the carrying value of long-lived identifiable assets to be held and used in the future. The Company will record impairment losses when determined. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years.

Operating Expenses
Operating expenses are expensed as incurred.

Income taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. A valuation allowance is provided against the Company's deferred income tax assets when realization is not reasonably assured.

The Company recognizes the tax benefit from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statement from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense, or recognized interest net of any applicable relating income tax benefit. As of December 31, 2019 and 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

For federal income tax purposes, the statute of limitations for the assessment of tax for the Company's earliest open tax year expires in 2019. The statute of limitations for the Company's earliest open year will differ for the various other states in which the Company files an income tax return.

2.   EQUIPMENT

The Company's equipment consist of:

	2019	2018
Equipment	$ 7,015	$ 7,015
Accumulated depreciation	(3,912)	(2,016)
Equipment, net	$ 3,103	$ 4,999

3.   INTANGIBLE AND OTHER ASSETS

The Company's intangible and other assets consist of:

	2019		2018	
Patent, net	$	22,843	$	24,160
Loan to Anup Singh		9,519		9,519
Loan to Eshwar Inapuri		2,509		2,509
Subscription receivable		35		35
Security deposits		-		3,000
Total	$	34,906	$	39,223

4.   INCOME TAX

No provision for federal and state income taxes has been recorded in 2019 and 2018 due to the company incurring net operating losses for the years ended December 31, 2019 and 2018.

Significant components of the Company's deferred income tax assets/liabilities are as follows:

Deferred tax assets	2019		2018	
Net loss carryforwards	$	476,919	$	114,020
Net equipment		(257)		32
Total deferred tax assets		476,662		114,052
Valuation allowance		(476,662)		(114,052)
Total net deferred tax asset	$	-	$	-

The Company has a full valuation allowance on its deferred tax assets as it does not believe that these assets are realizable on a more-likely-than-not-basis.

Deferred tax assets were calculated using the federal corporate tax rate in effect as of the balance sheet date of 21% and 15% for December 31, 2019 and 2018, respectively.

The Company had approximately $476,919 and $114,020 of federal net operating loss carryforwards as of December 31, 2019 and 2018, respectively.

For tax reporting purposes, operating loss carryforwards are available to offset future taxable income: $179,414 of carryforwards.

5.   OPERATING LEASE

The Company enters into short-term lease agreements from various lessors. Rental expense for the years ended December 31, 2019 and 2018 amounted to approximately $82,322 and $54,097, respectively.

6. ACCRUED EXPENSE

Accrued expense consist only of credit card payable amounting to $3,426 and $348 for the years ended December 31, 2019 and 2018, respectively.

7. STOCKHOLDERS' EQUITY

Common Stock
As of December 31, 2019 and 2018, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. There were 4,875,298 shares of common stock issued as of December 31, 2019 and 2018.

Subscribed Common Stock
The Company subscribed 350,000 shares of common stock to one of its investors at par value for a total amount of $35.

Treasury Stock
In 2017, the Company repurchased 900,000 shares of common stock from one of its investors at par value for a total of amount $90.

8. FUTURE RIGHTS TO EQUITY

In order to obtain additional working capital needed to fund operations, the Company entered into agreements with investors, commonly referred to as Simple Agreements for Future Equity ("SAFE") agreements, as well as Keep it Simple Securities ("KISS") agreements, under which investors are asked to subscribe to and purchase the right to acquire the Company's equity securities in the future.

As of December 31, 2019 and 2018, the balance of amounts raised from SAFE Agreements amounted to $2,164,972 and $934,972, respectively. The amount raised from KISS Agreements amounted to $20,000.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 3, 2020, the date the financial statements were available to be issued. No other subsequent events have occurred that would have material impact on the presentation of the Company's financial statements.